Exhibit 99.2

4 – NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor	2- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO	5- State S.P.
6- DDD (Long distance) 5511	7- Telephone 3718-5301	8- Telephone 3718-5306	9- Telephone 3718-5465	10- Telex
11- DDD (Long distance) 5511	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG
2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ
4- Zip Code (CEP) 05350-901		5- City SÃO PAULO	6- State S.P.
7- DDD (long distance) 5511	8- Telephone 3718-5301	9- Telephone 3718-5306	10- Telephone 3718-5465	11- Telex	12- DDD (long distance) 5511
13- Fax 3718-5297	14- Fax 3714-4436		15- Fax	16- E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

Current fiscal year		Current Quarter			Previous Quarter
1- Begin	2- End	3- Quarter	4- Begin	5- End	6- Quarter	7- Begin	8- End
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	4	10/01/2004	12/31/2004
9- Auditing Company Ernst & Young Auditores Independentes S.S.				10- CVM Code 00471-5
11- Technical in Charge Luiz Carlos Passetti				12- Technical in Charge Taxpayers’ Register 001.625.898-32

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION – ITR – March 31, 2005
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- Current quarter March 31, 2005	2- Previous quarter December 31, 2004	4- Same quarter of previous year March 31, 2004
PAID-UP CAPITAL
1.COMMON	15,471,957	15,471,957	15,471,957
2.PREFERRED	29,180,427	29,180,427	29,180,427
3.TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY
4.COMMON	7,900	7,900	7,900
5.PREFERRED	135,595	135,595	135,595
6.TOTAL	143,495	143,495	143,495

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others
2 - SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 134 – Participation & Administration
5 - MAIN ACTIVITY Holding - Food
6 - CONSOLIDATED TYPE Total
7 - TYPE OF AUDITOR’S REPORT No exception

01.07 - COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- ITEM	2- GENERAL TAXPAYERS’ REGISTER	3- NAME

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Ordinary Board of Directors Meeting	12/17/2004	Interest over Company’s capital	02/28/2005	ON	0.5842653100
02	Ordinary Board of Directors Meeting	12/17/2004	Interest over Company’s capital	02/28/2005	PN	0.5842653100
03	Ordinary Board of Directors Meeting	02/10/2005	Dividend	02/28/2005	ON	0.2849005600
04	Ordinary Board of Directors Meeting	02/10/2005	Dividend	02/28/2005	PN	0.2849005600

01.09 - PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1-ITEM	2-DATE OF CHANGE	3- CAPITAL STOCK (thousand Reais)	4- AMOUNT (thousand Reais)	5- SOURCE OF CHANGE	6- QUANTITY OF ISSUED SHARES (units)	7- PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
05/12/2005

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
1	Total Assets	1,045,899	1,013,271
1.01	Current Assets	12,025	51,446
1.01.01	Cash and Banks	205	61
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	11,820	51,385
1.01.04.01	Dividends and Interest over Company’s capital	0	39,143
1.01.04.02	Recoverable Taxes	11,515	11,993
1.01.04.03	Deferred Taxes	110	9
1.01.04.04	Others	35	0
1.01.04.05	Prepaid Expenses	160	240
1.02	Non-current Assets	270	242
1.02.01	Credits	0	0
1.02.02	Credits with Associates	132	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	132	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	138	242
1.02.03.01	Deferred Taxes	138	238
1.02.03.02	Other Receivables	0	4
1.03	Permanent Assets	1,033,604	961,583
1.03.01	Investments	1,033,604	961,583
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,033,596	961,579
1.03.01.03	Other Investments	8	4
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2005	4 12/31/2004
2	Total Liabilities	1,045,899	1,013,271
2.01	Current Liabilities	761	40,456
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	13	5
2.01.04	Taxes, Charges and Contribution	90	703
2.01.04.01	Social Contributions	56	60
2.01.04.02	Other Taxes Obligations	34	643
2.01.05	Dividends Payable	75	12,683
2.01.06	Provisions	445	417
2.01.06.01	Provisions for vacations & 13th salary	445	417
2.01.07	Debts with Associates	0	1,728
2.01.08	Others	138	24,920
2.01.08.01	Interest over Company’s Capital	138	24,920
2.01.08.02	Other Obligations	0	0
2.02	Non-current Liabilities	509	509
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Associates	0	0
2.02.05	Others	509	509
2.02.05.01	Reserve for Contingencies	509	509
2.03	Deferred income	0	0
2.05	Net equity	1,044,629	972,306
2.05.01	Paid-up Capital Stock	490,000	490,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	482,306	482,306
2.05.04.01	Legal	39,276	39,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	443,030	443,030
2.05.04.07.01	Expansion Reserves	357,928	357,928
2.05.04.07.02	Increase Capital Reserves	85,917	85,917
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	72,323	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1-Code	2-Description	3-01/01/2005 to 03/31/2005	4-01/01/2005 to 03/31/2005	5-01/01/2004 to 03/31/2004	6-01/01/2004 to 03/31/2004
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	72,483	72,483	80,486	80,486
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative	(1,206)	(1,206)	(1,088)	(1,088)
3.06.02.01	Administrative	(482)	(482)	(439)	(439)
3.06.02.02	Management Compensation	(724)	(724)	(649)	(649)
3.06.03	Financial	1,672	1,672	1,525	1,525
3.06.03.01	Financial Income	1,828	1,828	1,656	1,656
3.06.03.02	Financial Expenses	(156)	(156)	(131)	(131)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	72,017	72,017	80,049	80,049
3.07	Operating Income	72,483	72,483	80,486	80,486
3.08	Non-operating Income	(1)	(1)	0	0
3.08.01	Income	14	14	0	0
3.08.02	Expenses	(15)	(15)	0	0
3.09	Income Before Tax and Profit Sharing	72,482	72,482	80,486	80,486
3.10	Current Income Tax and Social Contribution	(160)	(160)	(134)	(134)
3.11	Deferred Income Tax and Social Contribution	1	1	(14)	(14)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.15	Net Income for the period	72,323	72,323	80,338	80,338
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Profit Per Share	1.62491	1.62491	1.80499	1.80499
	Loss Per Share

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

1. BUSINESS CONTEXT

Perdigão S.A. is the holding company and in the operating context of Perdigão Companies, the main activities developed are: raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables, and soybean by-products.

Crossban Holdings GmbH with headquarters in Austria is the Holding Company of the Perdigão’ companies abroad and is responsible for the investments abroad. It fully controls the following companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda and Perdigão Ásia Pte Ltd.

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., and PRGA Participações Ltda. are indirectly controlled in full by Perdigão S.A.

The companies PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are also directly controlled in full and are currently non-operative.

2. BASIS FOR PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Quarterly Information – ITR, related to the first quarter of 2005, exception made to the next paragraph, was adopted according to the same accounting practices adopted for the fiscal year ended on December 31st, 2004. Such Quarterly Information is in accordance with the Corporate Law and the Brazilian Securities Commission (“Comissão de Valores Mobiliários”) – CVM, and is presented in thousands of Brazilian Reais, except where indicated otherwise.

To better reflect the operating results and its classification in the consolidated statement of income, from this quarter on, we have reclassified the effects of gains or losses in the investments abroad from the Equity Pick-up to Financial results (Note 9 and 16).

In order to provide additional information, in Note 17, it is being presented the Cash Flow, prepared according to the accounting practices – NPC 20 issued by IBRACON – a Brazilian Independent Accountants Institute.

3. MAIN ACCOUNTING PRACTICES

a) Cash Investments: Stated at cost plus income earned up to the balance sheet date, with original maturity dates up to twelve months, not in excess of market value (Note 4).

b) Trade Accounts Receivable: stated net of provision for doubtful accounts, that was constituted based on the analysis of outstanding credits, taking into consideration their realization risks, and are in amount considered sufficient by the Company management to cover possible losses on receivables (Note 5).

c) Accounts Payable and Receivable: assets and liabilities in foreign currency are converted to Reais based on the exchange rate used on the closing date of the balance sheets. Assets and Liabilities are presented in Reais and adjusted based on their respective contractual indexes, and are totally reflected in the results.

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

d) Inventories: stated at average acquisition or formation costs, not exceeding replacement cost or realizable value (Note 6).

e) Taxes and contributions on income: accounted based on taxable income, in accordance with legislation and tax rates in effect at the place of each company’ headquarters.  Deferred income tax and social contribution were recorded in current or non-current assets and non-current liabilities as a result of the temporary differences considered when calculating these taxes, as well as on tax losses carryforwards and negative social contribution base (Note 8).

f) Investments in subsidiaries: are stated by the equity method and other investments are stated at acquisition cost, reduced to market value, when applicable (Note 9). The financial statements of subsidiaries located abroad were translated into Brazilian reais based on the exchange rate in effect at the closing date of the balance sheet accounts and on the monthly average exchange rate for income statement accounts, applying or adjusting them to the same accounting principles of the parent company.

g) Property, Plant and Equipment: stated at acquisition, formation or construction cost. Depreciations are calculated by the straight-line method, based on the rates mentioned in Note 10 and depletion is stated based on expected utilization, being charged to production costs or directly to operating results.

h) Deferred charges: Stated at acquisition or formation costs and amortizations are charged to production costs or directly to operating results for the year, based on the rates stated in Note 11.

i) Provision for contingencies: Calculated based on the analysis of the contingencies, taking into account risks and estimates, and are considered adequate by the Management and the Company’s legal counsel to cover any losses (Note 13).

j) Recognition of Income: In the domestic market income is recognized at the time when the products are delivered. Export sales recognition is on the date of shipment or when ownership title is transferred to customers after their acceptance of the goods.

k) Profit sharing of management and employees: the Management and employees are entitled to sharing in profits or results; this amount is charged to results (Note 20).

l) Use of estimates: the Company uses estimates in relation to the registration of some assets, liabilities and transactions. Actual results in the future may differ from the estimates included in the financial statements.

m) Consolidation: this includes total assets, liabilities and income and excludes the balances of intercompany assets and liabilities, revenues and expenses, the unrealized income as well as investments in subsidiaries.

n) Recognition of Results: Income and expenses are recognized on the accrual basis.

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

4. CASH AND SHORT/LONG TERM INVESTMENTS - CONSOLIDATED

	Interest Rate-Annual Average	03.31.05	Interest Rate-Annual Average	12.31.04
Local Currency:
Cash and Bank Accounts	—	13,118	—	11,743
Fixed Income Funds	18.80%	99,571	17.35%	129,951
Bank Deposit Certificates – CDB	18.64%	42,078	17.46%	34,367
Total in Local Currency		154,767		176,061
Foreign Currency:
Cash and Bank Accounts	—	946	—	606
Overnight	2.66% + exch.variation	57,289	1.74% + exch.variation	21,043
National Treasury Notes – NTN-D	11.57% + exch.variation	116,091	10,10% + exch.variation	135,455
Others	2.59% + exch.variation	12,548	2.17% + exch.variation	73,913
Total in Foreign Currency		186,874		231,017
Total		341,641		407,078
Short-term		228,400		273,068
Long-term		113,241		134,010

The Company keeps investments in foreign currency to reduce devaluation risk related to debts denominated in other currencies that totaled R$406,426 as of March 31, 2005 (R$453,809 as of December 31, 2004) (See also Notes 12 and 15). Maturity dates of these investments vary from April 2005 to October 2009, although they have immediate liquidity. The Company intends to keep these investments up to their maturity dates.

5. TRADE ACCOUNTS RECEIVABLE- CONSOLIDATED

	03.31.05	12.31.04
Short-Term Receivables	452,300	528,400
Advance on Bills of Exchange - ACE	(160,877)	(198,946)
Credit Rights Investment Fund - (FIDC)	(72,765)	(81,890)
Provision for doubtful accounts	(2,105)	(2,890)
	216,553	244,674

Long-Term Receivables	22,928	22,166
Provision for doubtful accounts	(11,667)	(11,727)
	11,261	10,439

On September 2003, the Perdigão Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC) was constituted, with the participation of Rabobank International Brasil S.A.

The fund corresponds to securitization, through contracts for the assignment of credit rights generated by sales of Perdigão Agroindustrial S.A. in the domestic market. The fund equity amounts to R$105,746, of which R$79,386

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

refer to senior quotas and R$26,360 are subordinated quotas that were subscribed by the issuer. Expected portfolio yield is 95% of the average CDI rate (Interbank Deposit Rate), with term of three years and total amortization at the end of the period, which may be extended for an additional period of three years.

6. INVENTORIES – CONSOLIDATED

	03.31.05	12.31.04
Finished products	199,336	185,639
Goods in process	21,632	22,128
Raw materials	27,000	37,449
Secondary material and packing	81,142	82,365
Livestock (poultry, turkey and hogs)	251,186	243,537
Advances to suppliers and imports in transit	9,463	9,462
Total	589,759	580,580

7. RECOVERABLE TAXES

	Parent Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04
State VAT (ICMS tax)	—	—	32,646	26,782
Withholding Income Tax	11,515	11,993	44,121	48,293
PIS/COFINS – (Federal Taxes to Fund Social Programs)	—	—	14,367	34,726
Federal VAT (IPI)	—	—	6,212	6,242
Others	—	—	2,299	2,401
Total	11,515	11,993	99,645	118,444
Short-Term	11,515	11,993	69,871	90,781
Long-Term	—	—	29,774	27,663

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its exporting activities, the Company accumulates tax credits which are offset with tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax: corresponds to withholding tax on cash investments and on interest over Company’s capital by the Parent Company, as well as anticipation of IRPJ and CSSL payments, which are compensated with IRPJ (Corporate Income Tax) and other federal taxes;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS, effective since December, 2002 and COFINS, as from February 2004, which are compensated with other federal taxes.

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

8. INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04
Profit before Income Tax, social contribution and profit-sharing	72,482	80,486	88,261	101,584
Rate – (%)	34.0	34.0	34.0	34.0
Expenses at normal rates	(24,644)	(27,365)	(30,009)	(34,539)
Adjustment of taxes and contributions on:
Statutory Sharing	—	—	1,635	2,126
Interest over Company’s Capital	—	—	7,581	7,559
Equity pick-up	24,486	27,217	(3,251)	155
Difference of tax rates on foreign earnings	—	—	17,711	10,729
Other Adjustments	(1)	—	(4,757)	50
Effective Expenses	(159)	(148)	(11,090)	(13,920)

Current	(160)	(134)	(17,819)	(17,238)
Deferred	1	(14)	6,729	3,318

Equity pick-up in Crossban Holdings GmbH and other companies abroad, are subject to taxation in their respective countries in accordance with local rates and rules. The Company has made the adequate provision.

Deferred Income tax and social contribution are as follows:

	Parent Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04
Tax losses carryforward	—	—	6,511	11,020
Negative Calculation bases	—	9	5,762	7,853
Provision for contingencies	11	10	15,950	14,106
Other temporary differences	237	228	28,834	17,604
Realizable revaluation reserve	—	—	(381)	(402)
Accelerated depreciation, with incentives	—	—	(1,246)	(1,480)
	248	247	55,430	48,701

Current Asset	110	9	23,030	18,873
Non-current Assets	138	238	34,027	31,710
Long-Term Liabilities	—	—	1,627	1,882

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

The Company Management based on studies made, expects that deferred tax assets, constituted on tax losses and negative basis of social contribution, should be fully realized in this fiscal year.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are finally adjudged and, consequently, there are no estimates for realization; thus, they are classified as long-term.

9. INVESTMENTS IN SUBSIDIARIES

	Perdigão	Perdigão
	Agroindustrial	Export	Total
	S.A.	Ltd.	03.31.05	12.31.04
Paid-in capital	496,116	27	—	—
Shareholders’ equity	1,033,596	—	—	—
Net Income	72,011	—	—	—
Equity Method investments	1,033,596	—	1,033,596	961,579
Investment before equity method	961,579	—	961,579	769,588
Dividends and Interest over Company’s Capital	—	—	—	(92,763)
Equity pick-up (Investment in Subsidiaries)	72,011	—	72,011	283,551
Donations, subventions and tax incentives	6	—	6	1,203

10.                              PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual depreciation	Cost Value		Residual Value
	rates (%)	03.31.05	12.31.04	03.31.05	12.31.04
Buildings and betterments	4 to 10	544,129	538,157	394,157	391,859
Machinery and equipment	10 to 20	635,811	625,411	339,291	342,712
Electric and hydraulic installations	10	62,330	58,328	41,434	39,171
Forests and reforestations	Depletion	21,970	21,090	17,364	16,890
Other	10 to 20	23,076	22,782	12,388	12,481
Land		88,069	87,035	88,069	87,035
Construction in Progress		46,388	14,396	46,388	14,396
Prepayments to suppliers		11,975	13,935	11,975	13,935
		1,433,748	1,381,134	951,066	918,479

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

11.                              DEFERRED CHARGES -  CONSOLIDATED

	Annual amortization	Cost Value		Residual Value
	rate (%)	03.31.05	12.31.04	03.31.05	12.31.04
Preoperating expenses at the Rio Verde Plant (Goiás)	10	59,354	59,354	42,001	43,485
Implementation of integrated management systems	20	14,977	14,686	7,532	8,071
Projects for improvement of administrative processes	—	22,023	12,330	22,023	12,330
Goodwill on business acquisition	20	18,888	18,888	3,335	4,280
Other	Various	12,556	11,190	8,913	8,303
		127,798	116,448	83,804	76,469

The goodwill relates to the acquisition of Frigorífico Batávia S.A., merged into subsidiary Perdigão Agroindustrial S.A. on March 26, 2001, and its realization is based on the expectation of future profitability, estimated over a 5-year period.

12.                              LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

Funding Line	Annual Charges (%)	03.31.05	Annual Charges (%)	12.31.04
Short-Term
Local currency
Production (EGF)	8.75%	95,895	8.75%	86,278
		95,895		86,278

Foreign Currency
Net swap balance	% CDI vs ev (US$ and other currencies)	15,125	%CDI vs ev (US$ and other currencies)	29,258
Working Capital	—	—	3.47% + ev (US$)	26,549
Export Advance Contracts (ACC)	—	—	2.90% + ev (US$)	16,884
		15,125		72,691
Sub-total		111,020		158,969
Current portion of long-term debt		260,286		348,909
Current Debt		371,306		507,878

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

Funding Line	Annual Charges (%)	03.31.05	Annual Charges (%)	12.31.04
Long-Term
Local currency
Working Capital	4.01% + TJLP	128,246	4.05% + TJLP	195,238
PP&E	2.04% + TJLP	94,236	2.08% + TJLP	105,313
Debentures	6.00% + TJLP	56,061	6.00% + TJLP	55,575
		278,543		356,126
Foreign Currency
Working Capital	4.52% + ev (US$ and other currencies)	176,949	4.69% + ev (US$ and other currencies)	144,773
Export Prepayment	5.87% + ev (US$)	185,996	6.30% + ev (US$)	208,979
Export Advance Contract (ACC)	3.26% + ev (US$)	20,414	3.11% + ev (US$)	18,700
PP&E	11.03% + ev (US$ and other currencies)	7,942	11.00% + ev (US$ and other currencies)	8,666
		391,301		381,118
Sub-total		669,844		737,244
Current portion of long-term debt		(260,286)		(348,909)
Non-current Debt		409,558		388,335

Long-Term debt has the following maturity dates:

Years	03.31.05
2006	131,096
2007	99,126
2008	106,888
2009	12,699
2010 to 2043	59,749
409,558

As of March 31, 2005 and December 31, 2004, weighted average annual interest rates for Short-Term financing are 8.75% and 6.91%, respectively.

Loans in the amount of R$120,597 (R$129,240 as of December 31, 2004) are guaranteed by chattel mortgage, mortgage and pledge of assets, and the remaining by surety ships offered by Perdigão S.A..

Perdigão Agroindustrial S.A. and its subsidiaries have loans granted by a group of banks for future exports. Customers abroad pay the invoices directly to these banks. These loan agreements have grace periods of 12 to 18 months and their maturity dates are from April 2005 to February 2008.

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

Subsidiary Perdigão Agroindustrial S.A has a loan agreement with International Finance Corporation – IFC, with final maturity on July 15, 2005, for the current amount of R$5,900 (R$11,872 as of December 31, 2004). As of March 31, 2005, the Company was in compliance with of all contractual clauses related to the following financial indices: i) current liquidity rate: 1.2; ii) long-term loans ratio to shareholders’ equity not higher than 60:40, and iii) coverage rate for debt service not less than 1.25.

Subsidiary Perdigão Agroindustrial S.A. issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for the Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of March 31, 2005, 38,488 debentures were redeemed.

The financial liabilities of the Company are guaranteed by R$607,919 (R$695,144 as of December 31, 2004) through guarantees of Perdigão S.A., R$467,434 (R$670,387 as of December 31, 2004) mortgage of properties and guarantees, R$207 (R$390 as of December 31, 2004) fiduciary liens as collateral for loans, financing and debentures and R$70,175 (R$79,656 as of December 31, 2004) in mortgages for other liabilities.

13.                              PROVISION FOR CONTINGENCIES – CONSOLIDATED

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”.

The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

It is the Management’s opinion that there is no legal dispute in which the Company or any of its subsidiaries are involved with, or to which any of its assets is subject to, that is not duly provisioned, or which, jointly or individually, may have relevant adverse effects on the operating results or on the Company’s financial situation.

Provisions were constituted as follows:

	03.31.05	12.31.04
Tax Contingencies :
ICMS (VAT tax) (a)	3,484	3,773
Income tax and social contribution (b)	38,622	37,742
Others (c)	58,780	50,916
	100,886	92,431
Labor lawsuits (d)	10,702	11,144
Civil, commercial and others:
Indemnity claims – illness or accidents (e)	4,546	4,552
Others (f)	2,389	2,876
	6,935	7,428
	118,523	111,003

04.01 - EXPLANATORY NOTES – (In thousands of Brazilian reais)

a) Some units of the Company are taking administrative and judicial actions, regarding issues involving some credits; these have been provisioned based on the opinion of the Company’s legal counsel.

b) Based on an injunction, the Company recognized the special adjustment for inflation for July and August of 1994 (42.76%), when there was a change in the Brazilian currency in use at the time. The Company considered this adjustment for inflation deductible for Income Tax and social contribution calculation purposes, since it was no more than the recovery of inflation losses. However, the Brazilian law has not recognized this loss. This matter has not been reviewed by the Federal Supreme Court, but based on its legal counsel the Company recognized this contingency for its total value.

c) This refers to the judicial claim against payment of the following taxes: PIS - Programa de Integração Social (a tax charged on financial income to fund social programs), COFINS - Contribuição para Financiamento da Seguridade Social (a tax charged on financial income to fund social security) and the increase from 2% to 3% in the rate charged on the CPMF –  Contribuição Provisória sobre Movimentação Financeira (Provisional Contribution on Financial Operations) on exports income, INCRA – Instituto Nacional de Colonização e Reforma Agrária, SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, on payroll, among others. There are 218 lawsuits totaling R$333,245 (204 proceedings for a total of R$329,674 as of December 31, 2004) with individual values ranging from R$0.05 to R$39,755 for which provision has been made based on the opinion of the Company’s legal counsel.

d) The Company and its subsidiaries have 775 individual labor claims totaling R$162,111 (755 individual claims totaling R$157,431 as of December 31, 2004), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$10,702 (R$11,144 as of December 31, 2004) is deemed sufficient to cover possible losses.

e) These are mainly related to lawsuits claiming occupational diseases or work-related accidents resulting from working in the Company’s plants. According to the Company’s legal counsel, original claims of the employees shall be reduced to 70% to 80%, in some cases. Claims total R$54,648(R$55,077 as of December 31, 2004) and provision will be established after decision at the lower court.

f) This refers to the following cases: traffic accidents, property damage, physical casualties and others. There are 606 cases totaling R$70,462 and some claim individual values up to R$25,148 (610 cases totaling R$65,548 with some individual claims valued at R$24,766 as of December 31, 2004) for which the provision for losses is based on the opinion of our legal counsel. The Company is part of a legal proceeding in which an eventual breach of contractual clause is in discussion and it is still not possible to estimate a value as yet. Management does not expect to incur significant losses.

For all legal disputes in progress, the Company and its subsidiaries have escrow deposits totaling R$16,991(R$16,307 as of December 31, 2004), classified as non-current assets.

14.                              SHAREHOLDERS’EQUITY

a) Capital Stock

As of March 31 of 2005 the capital stock was composed of 44,652,384 registered, no par-value shares, of which 15,471,957 are common shares and 29,180,427, preferred shares. Foreign investors hold 35,508 common shares (36,208 as of December 31, 2004) and 9,150,816 preferred shares (7,213,421 as of December 31, 2004) out of which 1,817,160 preferred shares (1,598,360 as of December 31, 2004) are represented by 908,580 (799,180 as of December 31, 2004) ADRs.

The Company holds 143,495 shares of its own issue in treasury, acquired in prior years with resources originating from income reserves, at the average cost of R$ 5,68 (five reais and sixty-eight cents) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, irrespective of amendment of its bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

Preferred shares, besides the priority of reimbursement of capital in case of Company settlement, have the same rights of common shares, except the voting right. All shareholders have equal rights to a dividend not less then 25% of net income, adjusted in accordance with legislation. If the Company do not fulfill the minimum dividend required - 25% of the Net Income to Shareholders – the preferred shares have the right to a cumulative minimum dividend of RS$0.001 per thousand of shares.

In agreement entered into among the majority shareholders of Perdigão S.A., on October 25, 1994, it was established that the members should take mutual advice prior to the exercise of their voting right.

The Company’s Extraordinary Shareholders’ Meeting, on 12.17.02, approved the tag along right of the Preferred Shares in public sale of controlling ownership, in order to assure to these shares the minimum price of 80% (eighty percent) of the amount paid per share of Common Shares that constitute the Controlling block of shares.

b) Reconciliation of shareholders´ equity and operating results for the period

The difference between the Company and the Consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$2,717 (R$2,186 as of December 31, 2004) in the shareholders equity and R$531(R$9,209 as of December 31, 2004) in the operating results.

c) Statements of Changes in Shareholders’ Equity – Parent Company:

	Capital Stock	Reserves of Income	Treasury Shares	Accumulated Income	Total
Balance as of 12.31.04	490,000	483,121	(815)	—	972,306
Net income in the Period	—	—	—	72,323	72,323
Balance as of 03.31.05	490,000	483,121	(815)	72,323	1,044,629

In the Ordinary and Extraordinary General Shareholders Meeting held on April 29, 2005, it was approved the increase of the Capital Stock from R$490,000 to R$800,000 without issuance of new shares, trough the incorporation of the following reserves: Legal Reserve - R$17,000; Reserve for expansion - R$207,083 and Fund for the capital increase - R$85,917.

15.                              FINANCIAL INSTRUMENTS - CONSOLIDATED

The Company has transactions involving financial instruments, exclusively related to their activities, the purpose of which is to reduce the exposure of their operating assets and liabilities to market, currency and interest rate risks. As of March 31, 2005 the balances of these financial assets and liabilities were represented as follows:

	Book Value	Market Value
Cash and short and long-term investments	341,641	339,660
Trade accounts receivable	216,553	216,553
Other Investments	497	497
Loans, financing and debentures	(765,739)	(765,739)
Losses on SWAP Contracts	(15,125)	(15,068)
Trade accounts payable	(360,629)	(360,629)
	(582,802)	(584,726)

a) Credit Risks: Regarding its customers, subsidiary Perdigão Agroindustrial S.A. uses selection procedures and performs analyses for setting credit limits, maintaining suitable provision to minimize possible losses.

b) Price Risk: Trade accounts payable includes cereal received on a “price to set basis”, which in accordance with the usual practices of the corn and soybean markets, are determined at the time of use or setting of prices. As of March 31, 2005 they were stated at market value on the Balance Sheet.

c) Exchange Risks: The market values of financial assets and liabilities do not differ significantly from the book values, to the extent they were agreed and recorded at rates and conditions practiced in the market for operations of similar nature, risk and terms. In the case of swap contracts, the market value was obtained based on the market Forward Interest Rate Structure (ETTJ) for the various currencies and their exchange rates bringing forward the cash flow for the operations.

In order to reduce the risk that the cash funds of the Company are not sufficient to pay for the liabilities in dollar, in case of a devaluation above the percentages assessed for the last few years, the Company has entered Swap contracts with various banks.

Assets and liabilities denominated or indexed in Foreign Currency are:

	03.31.05	12.31.04
Cash and short/long term investments	186,874	231,017
Swap contracts (notional amounts)	127,704	209,157
Loans and financing	(391,301)	(424,551)
Other assets and liabilities	53,324	22,642
Net Assets (liabilities) exposure in other currencies	(23,399)	38,265

16.                              FINANCIAL INCOME (EXPENSES), NET – CONSOLIDATED

	03.31.05	03.31.04
Interest expenses	(42,917)	(46,827)
Interest income	18,492	28,571
Foreign exchange gain (loss) – net	7,310	4,732
Gains/Losses in the conversion of investments abroad (*)	(9,569)	455
CPMF (tax on bank accounts transactions)	(5,282)	(4,996)
Others	429	44
	(31,537)	(18,021)

(*) According to Note 2, from this quarter on, we classified the gains/losses effects in the conversion of the investments account balance and the monthly results of the subsidiaries abroad as financial results. In order to provide the comparability between quarterly results, we have also reclassified the result of the period ended March 31, 2004.

17.                              CASH FLOWS

	Parent Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04
Cash flows from operations:
Net income	72,323	80,338	71,792	80,320
Depreciation, amortization and depletion	—	—	27,838	25,879
Long-Term net financial charges	—	—	4,908	5,859
Equity pick-up	(72,017)	(80,049)	—	—
Gain (loss) on permanent asset disposals	—	—	(1,382)	497
Changes in working capital
Trade accounts receivable	—	—	28,121	33,548
Inventories	—	—	(9,179)	34,985
Trade accounts payable	8	—	33,501	83,113
Other receivables and payables	(1,919)	3,620	1,080	(28,686)
Cash provided by (used in) operations	(1,605)	3,909	156,679	235,515
Cash flows from investing activities:
Short and long-term cash investments	—	—	67,768	6,114
Additions to permanent assets	(4)	—	(70,494)	(16,770)
Disposal of permanent assets	—	—	4,089	925
Interest over Company’s Capital and Dividends received	39,143	30,600	—	—
Cash provided by (used in) investing activities	39,139	30,600	1,363	(9,731)
Cash flows from financing activities:
Loans, financing and debentures	—	—	(118,937)	(161,082)
Interest over Company’s Capital and Dividends paid	(37,390)	(34,522)	(37,390)	(34,522)
Cash (used in) in financing activities	(37,390)	(34,522)	(156,327)	(195,604)
Net increase (decrease) in cash	144	(13)	1,715	30,180
Cash available:
At the beginning of the year	61	48	12,349	10,955
At the end of the year	205	35	14,064	41,135
Increase (decrease) in cash	144	(13)	1,715	30,180

18.                              TRANSACTIONS WITH RELATED PARTIES

The main transactions between the Company and related parties that were eliminated from these consolidated financial statements are represented by loans with subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loan of R$132 (R$1,728 as of December 31, 2004); Income R$1,413 (R$1,672 as of March 31, 2004); Expenses R$10.

19.                              INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,325,242, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

20.                              MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for Profit Sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – More Value Perdigão), for the executive levels since 2004, being the portion of R$1,800 as of March 31, 2005 classified under other operating results.

Management profit sharing complies with the provisions of the Bylaws and approval of the Board of Directors.

21.                              SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of March 31, 2005 the plan had 19,339 (19,686 as of December 31, 2004) participants and net assets of R$69,906 (R$65,402 as of December 31, 2004). The sponsor contributed R$1,182 for the period (R$1,048 as of March 31, 2004), of which R$1,048 relate to the basic contribution (R$921 as of March 31, 2004) and R$134 for past service (R$127 as of March 31, 2004). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$6,418 (R$6,667 as of December 31, 2004), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$68,911 (R$65,398 as of December 31, 2004).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

In addition to the supplemental retirement plan, the Company offers to its employees at the time of their retirement, other benefits as health care plans for a maximum period of four years and permanent life insurance.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Adézio de Almeida Lima
Wilson Carlos Duarte Delfino
Francisco de Oliveira Filho
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL	Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S - SP

05.01 COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2005	4- 12/31/2004
1	Total Assets	2,473,447	2,524,768
1.01	Current Assets	1,192,664	1,268,782
1.01.01	Cash and Banks	228,400	273,068
1.01.01.01	Cash	14,064	12,349
1.01.01.02	Short-Term Cash Investments	214,336	260,719
1.01.02	Credits	216,553	244,674
1.01.02.01	Trade Accounts Receivable	216,553	244,674
1.01.03	Inventories	589,759	580,580
1.01.03.01	Finished Goods	199,336	185,639
1.01.03.02	Goods in Process	21,632	22,128
1.01.03.03	Raw Material	27,000	37,449
1.01.03.04	By-products and Packing	81,142	82,365
1.01.03.05	Livestock (poultry, turkey and hogs)	251,186	243,537
1.01.03.06	Advances to Suppliers/Importers transit	9,463	9,462
1.01.04	Others	157,952	170,460
1.01.04.01	Recoverable Taxes	69,871	90,781
1.01.04.02	Deferred Taxes	23,030	18,873
1.01.04.03	Securities Receivable	12,787	10,155
1.01.04.04	Others	19,522	21,711
1.01.04.05	Prepaid Expenses	32,742	28,940
1.02	Non-current Assets	245,416	260,550
1.02.01	Credits	0	0
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	245,416	260,550
1.02.03.01	Cash Investments	113,241	134,010
1.02.03.02	Taxes Receivable	29,774	27,663
1.02.03.03	Deferred Taxes	34,027	31,710
1.02.03.04	Securities Receivable	39,466	39,756
1.02.03.05	Legal Deposits	16,991	16,307
1.02.03.06	Trade Accounts Receivable	11,261	10,439
1.02.03.07	Others	656	665
1.03	Permanent Assets	1,035,367	995,436
1.03.01	Investments	497	488
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	497	488
1.03.01.03.01	Interest Through Fiscal Incentives	74	74

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2005	4- 12/31/2004
1.03.01.03.02	Other Investments	423	414
1.03.02	Fixed Assets	951,066	918,479
1.03.02.01	Land	88,069	87,035
1.03.02.02	Buildings and Improvements	544,129	538,157
1.03.02.03	Machinery and Equipment	635,811	625,411
1.03.02.04	Electric and hydraulic installations	62,330	58,328
1.03.02.05	Forests and reforestation	21,970	21,090
1.03.02.06	Construction in progress	46,388	14,396
1.03.02.07	Advance to Suppliers	11,975	13,935
1.03.02.08	Others	23,076	22,782
1.03.02.09	(-)Depreciation and Depletion	(482,682)	(462,655)
1.03.03	Deferred Charges	83,804	76,469
1.03.03.01	Preoperating Costs	59,354	59,354
1.03.03.02	Implementation of Integrated Systems	14,977	14,686
1.03.03.03	Improvements projects in the Adm. Proces.	22,023	12,330
1.03.03.04	Goodwill on business acquisition	18,888	18,888
1.03.03.05	Others	12,556	11,190
1.03.03.06	(-) Amortization	(43,994)	(39,979)

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2005	4- 12/31/2004
2	Total Liabilities	2,473,447	2,524,768
2.01	Current Liabilities	882,139	1,036,874
2.01.01	Loans and Financing	355,722	492,429
2.01.01.01	Financial Institutions	335,308	470,117
2.01.01.02	Advance on Export Contract	20,414	22,312
2.01.02	Debentures	15,584	15,449
2.01.03	Trade Accounts Payable	360,629	327,128
2.01.04	Taxes, Charges and Contribution	42,091	43,765
2.01.04.01	Tax Obligations	27,583	28,873
2.01.04.02	Social Contributions	14,508	14,892
2.01.05	Dividends Payable	75	12,683
2.01.06	Provisions	61,147	54,669
2.01.06.01	Provisions for vacations & 13th salaries	61,147	54,669
2.01.07	Debts with Associates	0	0
2.01.08	Others	46,891	90,751
2.01.08.01	Payroll	14,055	14,774
2.01.08.02	Interest over Company’s Capital	138	24,920
2.01.08.03	Profit sharing	15,380	32,154
2.01.08.04	Other Obligations	17,318	18,903
2.02.	Non-current Liabilities	549,396	517,774
2.02.01	Loans and Financing	369,081	348,209
2.02.01.01	Financial Institutions	369,081	334,937
2.02.01.02	Advance on Export Contract	0	13,272
2.02.02	Debentures	40,477	40,126
2.02.03	Provisions	0	0
2.02.04	Debts with Associates	0	0
2.02.05	Others	139,838	129,439
2.02.05.01	Taxes and Benefits Obligations	19,688	16,554
2.02.05.02	Deferred Taxes	1,627	1,882
2.02.05.03	Reserves for Contingencies	118,523	111,003
2.03	Deferred income	0	0
2.04	Minority Interest	0	0
2.05	Net equity	1,041,912	970,120
2.05.01	Paid-up Capital Stock	490,000	490,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	479,589	480,120

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2005	4- 12/31/2004
2.05.04.01	Legal	39,276	39,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	440,313	440,844
2.05.04.07.01	Expansion Reserves	357,928	357,928
2.05.04.07.02	Increase Capital Reserves	85,917	85,917
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(2,717)	(2,186)
2.05.05	Accumulated Earnings/ Losses	72,323	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1- Code	2- Description	3-01/01/2005 to 03/31/2005	4-01/01/2005 to 03/31/2005	5- 01/01/2004 to 03/31/2004	6- 01/01/2004 to 03/31/2004
3.01	Gross Sales	1,371,577	1,371,577	1,234,227	1,234,227
3.01.01	Domestic Market	713,307	713,307	653,906	653,906
3.01.02	Exports	658,270	658,270	580,321	580,321
3.02	Sales Deductions	(168,100)	(168,100)	(148,826)	(148,826)
3.03	Net Sales	1,203,477	1,203,477	1,085,401	1,085,401
3.04	Cost of Goods and/or Services Sold	(874,292)	(874,292)	(779,478)	(779,478)
3.05	Gross Profit	329,185	329,185	305,923	305,923
3.06	Operating Income/Expenses	(241,248)	(241,248)	(203,501)	(203,501)
3.06.01	Selling Expenses	(191,625)	(191,625)	(170,673)	(170,673)
3.06.01.01	Variable	(125,982)	(125,982)	(115,448)	(115,448)
3.06.01.02	Fixed	(63,317)	(63,317)	(53,105)	(53,105)
3.06.01.03	Depreciation and Amortization	(2,326)	(2,326)	(2,120)	(2,120)
3.06.02	General and Administrative	(15,528)	(15,528)	(13,871)	(13,871)
3.06.02.01	Administrative	(11,565)	(11,565)	(10,478)	(10,478)
3.06.02.02	Depreciation and Amortization	(1,999)	(1,999)	(1,666)	(1,666)
3.06.02.03	Management Fees	(1,964)	(1,964)	(1,727)	(1,727)
3.06.03	Financial	(31,537)	(31,537)	(18,021)	(18,021)
3.06.03.01	Financial Income	18,748	18,748	26,011	26,011
3.06.03.02	Financial Expenses	(50,285)	(50,285)	(44,032)	(44,032)
3.06.04	Other Operating Income	220	220	8	8
3.06.05	Other Operating Expenses	(2,778)	(2,778)	(944)	(944)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	87,937	87,937	102,422	102,422
3.08	Non-operating Income	324	324	(838)	(838)
3.08.01	Income	4,849	4,849	2,283	2,283
3.08.02	Expenses	(4,525)	(4,525)	(3,121)	(3,121)
3.09	Income Before Tax and Profit Sharing	88,261	88,261	101,584	101,584
3.10	Current Income Tax And Social Contribution	(17,819)	(17,819)	(17,238)	(17,238)
3.11	Deferred Income Tax and Social Contribution	6,729	6,729	3,318	3,318
3.12	Statutory Participations/Contributions	(5,379)	(5,379)	(7,344)	(7,344)
3.12.01	Profit Sharing	(5,379)	(5,379)	(7,344)	(7,344)
3.12.01.01	Management Profit Sharing	(772)	(772)	(1,482)	(1,482)
3.12.01.02	Employees’ Profit Sharing	(4,607)	(4,607)	(5,862)	(5,862)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income for the period	71,792	71,792	80,320	80,320
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Earnings Per Share	1.61298	1.61298	1.80458	1.80458
	Loss Per Share

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Perdigão S.A.

Stock Exchange

Ticker Symbols:

BOVESPA:

PRGA4 – Preferred

PRGA3 - Commom

Level I – Corporate Governance

NYSE:

PDA

ADR level II

Wang Wei Chang

CFO

Investor Relations

Av.Escola Politécnica 760

05350-901 São Paulo SP

Phone: 55 11 37185301

Fax 55 11 37185297

E-mail:

acoes@perdigao.com.br

www.perdigao.com.br/ri/eng

Perdigão is one of the largest Latin American food companies and one of the biggest processing meat in the world.

The Company exports its products fore more than 100 countries.

Dear Shareholders,

We are pleased to report significant growth in this first quarter of 2005. Our sales increased by 11%, impacted by 13% export growth, a good performance indicator measured against the excellent results we recorded in the first quarter of 2004, when the Brazilian exports were benefited and with strong international demand.

Export markets surpassed our forecasts with a growth of 15% in frozen and chilled volumes. On the other hand, the domestic market grew 5% in sales volume, indicating that the recovery in demand remains slow.

The efficiency in promoting our sales and the improvement in the agribusiness productivity contributed to first quarter results which could have been better had it not been the appreciation of Real in relation to dollar of about 10% compared to the same period last year.

In parallel with planned growth targets for 2005, Perdigão continued to implement its projects for installing additional capacity and creating value.

(The variations mentioned in this report are comparions between 1Q2005 and 1Q2004).

OPERATING AND FINANCIAL HIGHLIGHTS – FIRST QUARTER 2005

•                  Gross sales of R$ 1.4 billion, 11.1% higher;

•                  Growth of 10.3% in sales volume of frozen and chilled products;

•                  Domestic market sales were 9.1% higher, with frozen and chilled products reporting a 4.8% increase in sales volume;

•                  Exports grew 13.4% and accounted for 54.7% of Company net sales with frozen and chilled volumes up by 15.4%;

•                  Sales of higher value-added products rose 14.6% in revenue terms and 10.7% in volume;

•                  Gross profit reached R$ 329.2 million, 7.6% higher due to sales’ performance, on a gross margin of 27.4%;

•                  EBITDA totaled R$ 147.3 million, 0.7% higher thanks to sales performance and the management of costs, productivity and expenses, reflected in an EBITDA margin of 12.2%;

•                  Net income was R$ 71.8 million, 10.6% down, on a net margin of 6.0%.

•                  Perdigão’s shares posted an average daily trading volume of US$ 3.8 million, 111% higher.

Highlights - R$million	1Q05	% Net Sales	1Q04	% Net Sales	% Ch.
Gross Sales	1,371.6	114.0	1,234.2	113.7	11.1
Domestic Market	713.3	59.3	653.9	60.2	9.1
Exports	658.3	54.7	580.3	53.5	13.4
Net Sales	1,203.5	100.0	1,085.4	100.0	10.9
Gross Profit	329.2	27.4	305.9	28.2	7.6
EBIT	122.0	10.1	121.4	11.2	0.5
Net Income	71.8	6.0	80.3	7.4	(10.6)
EBITDA	147.3	12.2	146.3	13.5	0.7
EPS*	1.6		1.8		(10.6)
Frozen and Chilled products (thousand tons)	289.1		262.1		10.3

* Earnings per share (in Reais), excluding treasury shares.

EBITDA

R$ million

SECTORIAL PERFORMANCE

According to USDA estimates for the current year announced in March 2005, Brazil is expected to produce 9.1 million tons of poultry meat, 5.1% more than in 2004, and export 2.7 million tons, a growth of 6.2%. Pork meat production is forecasted at 2.7 million tons, 2.7% higher, with export volumes expected to reach 640,000  tons, translating into an increase of 3.1% compared with 2004.

With the opening of South Korea to imports of special poultry cuts in May, Brazilian exports to that market will amount to approximately 1,500 tons/month.

The reduction in the costs of raw materials, particularly corn, forecasted for 2005, will now be less than anticipated due to climatic and productivity reasons which have partially affected the Brazilian soybean and corn crop. In spite of a more balanced position between supply and demand, average live hog prices in the domestic market are expected to remain higher than in 2004.

INVESTMENTS AND PROJECTS

Capital expenditures amounted to R$ 58.9 million in the quarter, largely destined to improvements and new projects, including the expansion of production capacity and the Videira-SC and Marau-RS distribution centers. This amount is 326.8% higher than investments for the same quarter in 2004 and representing 39.3% of the total budgeted for the year as a whole.

Earthmoving and initial work is to begin at the site of the new agroindustrial complex planned for Mineiros-GO. At the same time, the executive projects for the factory and support buildings are being prepared and the civil construction project is at the tender bid stage. Environmental impact studies involving the industrial unit and the entire outsourced poultry outgrower system are underway.

Perdigão has leased the installations of Prontodelis in Brasília-DF, a unit to be used exclusively for the industrialization of cooked chicken, turkey, and beef meats for export market. In the second half, the new line will increase the sale of the Company’s products to the food service and retail segments in the European market. The unit has a production capacity of 400 tons/month, employing a meat cooking process, sous-vide, never before used in Brazil. Sous-vide is a technique in which meat is cooked in a vacuum ensuring the preservation of all the nutrients and resulting in products with a much more natural taste.

The other corporate projects outlined above continue to be implemented according to plan.

Management is examining the need for an increase in capital expenditures currently budgeted for 2005 to support the Company’s growth.

OPERATING PERFORMANCE

Production

Poultry and hogs slaughtering rose 3.7% and 16.4% respectively. The production of pork meat has been increased to meet export demand and reduce the need for live hog purchases on the spot market, which has been accounting for 43% of the total slaughtered.

With volumes 10.6% up, the production of meats reached 290.9 thousand tons, the poultry segment growing by 5% and pork meat 18.6%. Other processed products grew by 12,6% while soybean byproducts reported decreased production, reflecting reduced crushing activity.

Production	1Q05	1Q04	% Ch.
Poultry Slaughter (million heads)	123.2	118.8	3.7
Hog Slaughter (thousand heads)	860.4	738.9	16.4
Poultry Meats (thousand tons)	164.8	156.7	5.2
Pork/Beef Meats (thousand tons)	126.1	106.3	18.6
Total Meats (thousand tons)	290.9	263.0	10.6
Other Processed Products (thousand tons)	5.0	4.4	12.6
Feed and Premix (thousand tons)	728.6	711.7	2.4
One-day Chicks (million units)	128.6	124.1	3.7
Soybean Crushing (thousand tons)	109.2	126.9	(13.9)
Degummed Oil (thousand tons)	19.5	22.6	(13.9)
Refined Oil (thousand tons)	14.3	15.6	(8.5)

Domestic Market

Perdigão increased its domestic market sales by 9.1% and 4.8% in volume of frozen and chilled products, reaching 132,177 tons against 126,141 reported a year earlier. The domestic market continues its slow recovery due the Brazilian consumer’s lower disposable income. This translated into an increase of only 4.7% in sales volume and 13.1% in sales revenues from elaborated/processed products.

The in-natura pork meat segment posted a 21% decline in sales volumes and 12% by revenues, which was directed to the export market to attend demand and as a consequence, favorably impacting margins.

	Tons (thousand)			Sales (R$ million)
Domestic Market	1Q05	1Q04	% Ch.	1Q05	1Q05	1Q05
In-Natura	12.6	11.9	5.6	50.4	43.6	15.6
- Poultry	9.8	8.4	16.8	40.2	32.1	25.4
- Pork/Beef	2.8	3.5	(21.0)	10.1	11.5	(12.0)
Elaborated/Processed (meats)	113.5	109.0	4.1	540.6	480.4	12.5
Other Processed	6.1	5.2	17.2	46.7	38.7	20.5
Total Frozen and Chilled	132.2	126.1	4.8	637.7	562.7	13.3
- Soybean Products	34.0	35.2	(3.5)	46.1	59.5	(22.6)
- Others	—	—	—	29.6	31.7	(6.7)
Total	166.2	161.4	3.0	713.3	653.9	9.1
Total Elaborated/Processed	119.6	114.2	4.7	587.3	519.1	13.1

The strategy established for the domestic market continues to be to generate added value through the launch of new elaborated/processed products aligned to the needs of our consumers. This segment now corresponds to 92% of the total sales revenue from frozen and chilled products in this market. In spite of moderate first quarter expansion, management believes that the increase in the population income during the year will result in higher demand for non-durable items (such as food products), allowing the Company to meet its 2005 planned growth target of 9% for frozen and chilled sales volumes. Consonant with this strategy, we launched the following products during the quarter: Linguiça colonial Sulina (sausage), mortadela bologna Ouro (bologna sausage) and mini-smoked sausage pizza, all with the Perdigão brand name; and the Batavo branded west burger and specialité items together with Freski breast.

Average prices were 8.9% higher, on the back of a moderate improvement in product mix and prices of elaborated products, as well as for the average price for in-natura pork meats where the supply-demand equation remains tight. Average costs were 7.4% higher compared to the same period last year.

Distribution Channels

(% of Net sales)

The following graph shows the market share for the principal business segments:

Market Share (%)

Source: AC Nielsen

Exports

Frozen and chilled products recorded an excellent growth of 15.4% in the quarter to reach 156,885 tons against 135,927 tons in the previous year. This performance is especially gratifying given the comparative basis in 2004, when demand intensified due to the avian influenza outbreak that affected Asian producers, and export volumes were more than 30% up.

Exports in the quarter were R$ 658.3 million against R$ 580.3 million for the previous year, an increase of 13.4%. This performance could have been even better had it not been for the appreciation of the Real in relation to dollar for the period.

	Tons (thousand)			Sales (R$ million)
Exports	1Q05	1Q04	% Ch.	1Q05	1Q04	% Ch.
In-Natura	135.1	122.4	10.3	527.1	472.9	11.5
- Poultry	110.1	106.2	3.7	393.5	401.3	(1.9)
- Pork/Beef	25.0	16.3	53.7	133.6	71.6	86.6
Elaborated/Processed (meats)	21.6	13.4	60.7	129.5	107.0	21.1
Total Frozen and Chilled	156.9	135.9	15.4	657.9	580.2	13.4
Total	157.0	136.0	15.4	658.3	580.3	13.4
Total Elaborated/Processed	21.8	13.4	61.6	130.8	107.3	21.9

Particularly important during the quarter was the increased exports and improved prices of in-natura pork meat products (86.6% higher in terms of sales revenues and 53.7% in volume). Exports to the Eurasian market are especially strong, in addition to Hong Kong and Singapore.

Export revenues of elaborated/processed products improved by 21.9% while volumes were 61.6% higher. The fall in the dollar prices for these products reflects the higher sales volume of specialty meat products (frankfurters and bologna sausage), for which average prices are lower. In addition, the average price of cooked products in Europe fell compared with the same quarter 2004 because of the aggressive competition from Thailand.  Higher value-added products now account for 20% of exports sales, and we expect this segment to report further growth with improved prices.

Perdigão’s markets reported the following performance during the year:  Europe – a growth of 4.8% in revenues and 22.7% by volume, prices weakening, principally for the higher value-added lines; Far East – an increase of 4.6% and 4%, respectively; Middle East – a fall of 4.1% in export revenues and 5.6% growth in volume, the highlight here being demand from the United Arab Emirates where demand was up 123%. The Eurasian market bought 80.7% more on a 42.2% higher volume, the Russian market proving especially strong for pork meats, with better average prices. The African market was up by 44.7% in export revenues, 36.1% higher in terms of volume and superior average prices.

Exports by Region

(% of Net Sales)

Average FOB dollar prices were up 9.6%. However, in local currency prices were down 1.8%.  This divergence reflects the 10% appreciation of the Real compared to the US dollar average rate for the first quarter 2005, compared with the previous year. Costs were 1.5% on average lower.

Perdigão’s performance in the export market is a tribute to the Company’s capacity to meet customer demand in more than one hundred countries and supports our favorable outlook for overseas market growth.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.2 billion – 10.9% higher, a growth slightly less than gross sales due to the increase in PIS/COFINS charges of 31.5%. As a result of stronger exports of higher value-added products, the elaborated/processed segment’s percentage of total net sales rose from 46.1% to 47.7%.

Composition of Net Sales (%)

DS - Domestic Sales

E - Exports

Cost of Sales

The cost of sales registered an increase of 12.2%, due to more than 20% of increase in costs of pork meats, particularly live hogs acquired on the spot market, which was impacted by limited supply capacity. In addition, secondary raw materials and public tariffs recorded significant increases. The principal raw materials – corn and soybeans recorded falling prices, an effect which translated into 15% lower average animal feed costs.

Gross Profit and Gross Margin

Gross profit was R$ 329.2 million against R$ 305.9 million for the previous year, an increase of 7.6% and reflecting sales performance, cost management as well as productivity gains recorded in the agribusiness area. The gross margin was 27.4% against 28.2% in the first quarter of last year when average export prices and the foreign exchange rate were both at higher levels.

Operating Expenses

Operating expenses increased 12.3%, basically on the back of freight costs, port services, investments in marketing and hiring personnel for the sales area. However, in relation to net sales, operating expenses remained in line with the preceding year, the result of logistics’ improvements.

Operating Result

In the light of the factors already mentioned, including the domestic and export market performance, as well as the control of costs and expenses, the operating result reported an income of R$ 122.0 million, 0.5% higher, representing a 10.1% operating margin against 11.2% for the same quarter in 2004.

EBITDA amounted to R$ 147.3 million, 0.7% higher, with an EBITDA margin of 12.2% against 13.5%.

Financial Results

Net accounting debt fell in R$ 123 million, a decline of 21.8%, thanks to good cash generation and steps taken to cut working capital requirements, in spite of increased capital expenditures in the quarter.

Net debt posted an extremely comfortable level registering an annualized net debt/EBITDA ratio of 0.7 times. There were also changes in the debt profile with a reduction in the level of advances on exports and consequently, financial market investments.

Debt	On March 31, 2005			On March 31, 2004
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	210.0	164.5	374.4	545.0	(31.3)
Foreign Currency	161.4	245.1	406.4	695.0	(41.5)
Gross Debt	371.3	409.6	780.9	1,240.0	(37.0)
Cash Investments
Local Currency	154.8	—	154.8	594.0	(73.9)
Foreign Currency	73.6	113.2	186.8	84.2	121.9
Total	228.4	113.2	341.6	678.2	(49.6)
Net Accounting Debt	142.9	296.3	439.2	561.8	(21.8)
Exchange Rate Exposure - US$ million			(8.8)	(24.2)	—

Net financial expenses totaled R$ 31.5 million, an increase of 75.0%. This was due to the marking to market price of the grain volume consumed on a price to set basis and because of the policy to reduce the risk in US dollar exposure.

Net Income and Net Margin

In the light of factors discussed above, in spite of the year on year increase in the operational result, net income was 10.6% lower at R$ 71.8 million and representing a 6.0% net margin against 7.4% for the preceding year.

SHAREHOLDERS’ EQUITY

Shareholders’ equity totaled R$ 1.0 billion, 7.4% higher than registered on December 31 2004. The annualized return was 29.6%.

The Company has R$ 156.7 million in recoverable and deferred taxes that have been accumulated in its normal course of business. This amount will be offset against future taxes payable.

STOCK MARKET

The Brazilian and international markets have been recording consecutive falls in the face of a turbulent world economy. In spite of good quarterly results and solid fundamentals, the Company’s shares registered a decline of 10.1% on the Bovespa while its ADRs on the NYSE traded 13.3% lower. The average daily financial volume was US$ 3.8 million, 111% higher than the preceding year.

PRGA4	1Q05	1Q04
Share Price - R$*	51.50	30.70
Traded Shares (Volume)	9,4 million	9,8 million
Performance	(10.1)%	24.3%
Bovespa Index	1.6%	(0.4)%
IGC (Brazil Corp. Gov. Index)	3.1%	(1.6)%

PDA	1Q05	1Q04
Share Price - US$*	38.30	21.25
Traded ADRs (Volume)	661,8 thousand	716,1 thousand
Performance	(13.3)%	22.5%
Dow Jones Index	(2.6)%	(0.9)%

* Closing Price

Based on an evaluation of performance for the past twelve months, the appreciation of the shares and ADRs exceeded the Bovespa Index and the Dow Jones Industrial Average as the following graph shows:

Share Performance	ADR Performance

SOCIAL BALANCE

As at March 31 2005, the Company had a work force of 31,568 employees, 9% more than the same period in 2004 and representing the creation of 2,606 new jobs. The production capacity was strengthened, principally the lines for cuts destined for export, while the international structure was also bolstered, 45 employees now being allocated to the overseas offices.

Main Indicators	On March 31, 2005	On March 31, 2004	% Ch.
Number of Employees	31,568	28,962	9.0
Net Sales per Employee/year - R$ thousands	152.5	149.9	1.7
Productivity per Employee (tons/year)	37.6	37.1	1.3

Fringe benefits and social programs absorbed R$ 19.2 million, 21.5% more than the year previously. Environmental investments were 24.9% higher at R$ 2.1 million.

Accumulated added value was R$ 429.9 million, 12.3% more than in 2004. Tax payments amounted to 12.7% of the increase due to increased tax rates, principally PIS/COFINS charges.

Distribution of Added Value

CORPORATE GOVERNANCE

In accordance with the policy of good corporate governance, the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29 2005 approved the necessary amendments to the bylaws and the implementation of the Audit Committee, in accordance with the requirements of the Sarbanes Oxley Law.

The Fiscal Council’s functions were extended to encompass those of the Audit Committee, with the election of a preferred shareholders’ representative, a representative of the minority common shareholders and three professionals to represent the controlling group. All members are independent and have the necessary profile to fulfill their mandates as members of the Audit Committee.

The amount paid to Ernst & Young for planning and advisory services on international tax matters amounted to R$ 122,200 in the quarter, corresponding to approximately 0.2 times the annually external audit fees.

OUTLOOK

In the light of the current economic scenario and the ongoing business plan prepared on the basis of the Company’s sustained growth, we reiterate our forecasts of growth of approximately 9% in sales volume of frozen and chilled to the domestic and export markets in 2005.

São Paulo, May 2005.

Eggon João da Silva	Nildemar Secches
Chairman	Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2005 AND 2004 (in thousands of Brazilian Reais, in accordance with Corporate Law)

BALANCE SHEET

	2005	2004
ASSETS	2,473,447	2,712,718
CURRENT ASSETS	1,192,664	1,604,359
NONCURRENT ASSETS	245,416	131,350
PERMANENT	1,035,367	977,009
Investments	497	474
Property, Plant and Equipment	951,066	905,182
Deferred Charges	83,804	71,353
LIABILITIES AND SHAREHOLDERS’ EQUITY	2,473,447	2,712,718
CURRENT LIABILITIES	882,139	1,252,022
LONG TERM LIABILITIES	549,396	617,189
SHAREHOLDERS’ EQUITY	1,041,912	843,507
Capital Stock Restated	490,000	490,000
Reserves	482,306	284,582
Retained Earnings	69,606	68,925

INCOME STATEMENT

	1Q05	1Q04	Ch.%
GROSS SALES	1,371,577	1,234,227	11.1
Domestic Sales	713,307	653,906	9.1
Exports	658,270	580,321	13.4
Sales Returns	(168,100)	(148,826)	13.0
NET SALES	1,203,477	1,085,401	10.9
Cost of Sales	(874,292)	(779,478)	12.2
GROSS PROFIT	329,185	305,923	7.6
Operating Expenses	(207,153)	(184,544)	12.3
OPERATING INCOME BEF. FINAN. EXP.	122,032	121,379	0.5
Financial Expenses, net	(31,537)	(18,021)	75.0
Other Operating Results	(2,558)	(936)	173.3
INCOME FROM OPERATIONS	87,937	102,422	(14.1)
Nonoperating Income	324	(838)	—
INCOME BEFORE TAXES	88,261	101,584	(13.1)
Income Tax and Social Contribution	(11,090)	(13,920)	(20.3)
Employees / Management Profit Sharing	(5,379)	(7,344)	(26.8)
NET INCOME	71,792	80,320	(10.6)
EBITDA	147,312	146,322	0.7

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7- TYPE OF COMPANY		8- NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9- NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	100,00
Industrial, Commercial and Others		46,150,563	46,150,563

02	PERDIGÃO EXPORT LTD.	—	Private Subsidiary	100.00	0.00
Industrial, Commercial and Others		10,000	10,000

16.01 – OTHER RELEVANT INFORMATION

SHAREHOLDERS’ COMPOSITION

1) Shareholders’ composition on 03.31.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,666,485	33.13	21,993,146	49.25
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,553,021	60.15	19,121,986	42.83
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,378,347	66.41	22,515,743	50.42

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

2) Shareholders’ composition on 03.31.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,695,085	33.23	22,021,746	49.32
Management:
Board of Directors (*)	1,568,431	10.14	1,807,312	6.19	3,375,743	7.56
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,542,421	60.12	19,111,386	42.80
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,349,747	66.31	22,487,143	50.36

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

16.01 – OTHER RELEVANT INFORMATION

3) Shareholders’ composition with more than 5% of voting capital on 03.31.05:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil	2,865,315	18.52	3,972,428	13.62
Fun. Telebrás Seg. Social – Sistel	2,766,917	17.88	134,689	0.46
Petros – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	3,212,161	11.01
Fapes (Fund. Assist. Prev. Social)-BNDES	2,040,984	13.19	651,361	2.23
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	—	—
Valia – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Sub-total	15,049,934	97.27	11,434,657	39.19
Others	422,023	2,73	17,745,770	60.81
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are not part to a Shareholders’ Agreement.

4) Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,215	96.95	31,791	9.63
Others	8,785	3,05	298,164	90.37
Total	288,000	100.00	329,955	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,107	6.58	—	—
Décio da Silva	6,107	6.58	—	—
Solange da Silva Janssen	6,107	6.58	—	—
Katia da Silva Bartsch	6,107	6.58	—	—
Marcia da Silva Petry	6,107	6.58	—	—
Miriam Voigt Schwartz	10,177	10.96	—	—
Valsi Voigt	10,177	10.96	—	—
Cladis Voigt Trejes	10,177	10.96	—	—
Diether Werninghaus	7,684	8.28	—	—
Martin Werninghaus	7,684	8.28	—	—
Heide Behnke	7,684	8.28	—	—
Others	8,728	9.38	—	—
	92,846	100.00	—	—

Bradesco Vida e Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	145,773	100.00	—	—
Total	145,773	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	625,330	99.44	—	—
Others	3,541	0.56	—	—
Total	628,871	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	118,517,427	47.96	529,371	0.22
Fundação Bradesco	33,981,581	13.75	11,076,169	4.53
Banco Bilbao Vizcaya Argentaria S.A.*	12,366,285	5.00	12,248,536	5.00
Banco Espírito Santo S.A.	16,377,413	6.63	278,321	0.11
Others	65,900,480	26.66	220,657,542	90.14
Total	247,143,186	100.00	244,789,939	100.00

* Domicilied abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
Total	5,250,623,929	100.00	—	—

16.01 – OTHER RELEVANT INFORMATION

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	6,769,981	5.62	—	—
Others	113,556,200	94.38	63,696,077	100.00
	120,326,181	100.00	63,696,077	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 03.31.05:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,661	79.67	9,666,485	33.13
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,326	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 03.31.05 there were 22,515,743 free float shares, 50.42% of total issued, an amount of 3,137,396 common shares and 19,378,347 preferred shares, representing 20.28% and 66.41%, respectively.

17.01 – SPECIAL REVIEW REPORT

1 – TYPE OF OPINION

UNQUALIFIED OPINION

2 – OPINION

To the Managers and Shareholders of

Perdigão S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGÃO S.A. and subsidiaries for the period ended March 31, 2005, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission – CVM, specifically applied in the preparation of the compulsory Quarterly Information.

4) Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 17 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, April 20th, 2005

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.

CRC-2-SP-015.199/O-6

Luiz Carlos Passetti

Accountant – CRC-1-SP-144343/O-3-T-SC-S-SP